EXHIBIT 99.1

Burcon Confirms No Material Undisclosed Information

VANCOUVER, British Columbia, Feb. 25, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) today confirmed that it is not aware of any material undisclosed information that may be contributing to the recent increase in market price and level of trading activity of its shares.

In December 2015, Burcon announced that it expects its license partner Archer Daniels Midland Company’s (“ADM”) first full-commercial-scale CLARISOY™ production facility to be operational by mid-2016.

At the recent Consumer Analyst Group of New York conference, held on February 16 in Boca Raton, Florida, Vince Macciocchi, senior vice-president of ADM and president of ADM’s Wild Flavors and Specialty Ingredients division, commented on CLARISOY™ within the larger context of ADM’s efforts to drive revenue growth through ADM’s innovation expertise and synergistic applications of ADM’s numerous food ingredients.

Specifically, Macciocchi stated ADM has over 700 synergy projects in its pipeline at present, and he added the following statement:

"An example of a recent revenue synergy win, one we're very excited about, is there's a national brand of a juice drink, a natural juice, that utilizes natural color, natural flavor and for the first time our clear soluble protein, CLARISOY™.  This product is going to launch in the marketplace in the very near future."

“We are excited to see ADM’s increased commercialization activities as CLARISOY™ nears full-commercial-scale production,” said Johann Tergesen, Burcon’s president and chief operating officer, adding, “ADM has made excellent progress in bringing CLARISOY™ to diverse markets and they are pursuing potential applications with numerous customers in the U.S. and internationally.”

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen” Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2015 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca